# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Limited, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002048914
Persons authorized to receive notices and communications: Mr. Cheung Chung Yan, David, Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong, Hong Kong (K3), 00000, 852-25983333

## Reporting persons
- Geely Automobile Holdings Limited (CIK 0002048914): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (66.6% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 1,368,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited, a limited company incorporated in the British Virgin Islands wholly owned by this Reporting Person; and (ii) 300,000,000 Ordinary Shares being purchased by Luckview pursuant to the ZEEKR Sale and Purchase Agreement, details of which are set forth in Item 3.
  
  Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 after taking into account the subsequent full exercise of over-allotment option). The ownership percentage of Geely Automobile Holdings Limited in certain releases and foreign regulatory filings was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.
- Luckview Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (66.6% of the class)
  Comment: Each of row 8, 10 and 11 represents 300,000,000 Ordinary Shares being purchased by this Reporting Person pursuant to the ZEEKR Sale and Purchase Agreement, details of which are set forth in Item 3.
  
  Row 13 represents the percentage that is calculated based on a total of 2,507,346,254 Ordinary Shares of the Issuer issued and outstanding as reported in the final prospectus of the Issuer dated May 9, 2024 (after taking into account the subsequent full exercise of over-allotment option). The ownership percentage of Geely Automobile Holdings Limited in certain releases and foreign regulatory filings was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Limited
Address of issuer's principal executive offices: RM2301 BLDG1, DADAO WANGCHAO SHANGWU CTR, YINGFENG ST, XIAOSHAN DISTRICT, HANGZHOU, ZHEJIANG PROVINCE, China (F4), 00000
Comment:
This Statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares"), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China.

The Issuer's American depositary shares (the "ADSs"), each representing ten Ordinary Shares, are listed on the New York Stock Exchange under the symbol "ZK." Unless the context requires otherwise, references to "Ordinary Shares" or "Shares" in this Statement include Ordinary Shares underlying the issued and outstanding ADSs.

This Statement shall constitute the de-facto amendment No. 1 to the statement on Schedule 13D (the "Prior Statement") originally filed with the U.S. Securities and Exchange Commission on November 21, 2024, where (i) Geely Automobile Holdings Limited and (ii) Luckview Group Limited were the reporting persons (collectively, the "Reporting Persons") in respect of the Ordinary Shares of the Issuer. This Statement is being filed to reflect the effect of the completion of the Acquisition of ZEEKR Shares described in the Prior Statement. Unless otherwise stated herein, the Prior Statement remains in full force and effect. All capitalized terms used in this Statement but not defined herein shall have the meanings ascribed to them in the Prior Statement.

You may find the Prior Statement here: https://www.sec.gov/Archives/edgar/data/1954042/000110465924121207/tm2428708d2_sc13d.htm

## Item 2. Identity and Background
Name of person filing:
(1) Geely Automobile Holdings Limited ("Geely Auto"), a Cayman Islands incorporated company with limited liability and listed on The Stock Exchange of Hong Kong under stock code "0175"; and
(2) Luckview Group Limited ("Luckview"), a limited company incorporated in the British Virgin Islands.
Residence or business address:
(1) The business address of Geely Auto is Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong, PRC.
(2) The business address of Luckview is P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
(1) Geely Auto is principally engaged in the research and development, manufacturing and trading of automobiles, automobile parts and related automobile components, and investment holding. Information regarding each director and executive officer of Geely Auto is set forth on Schedule I of the Prior Statement. The single largest shareholder of Geely Auto is Zhejiang Geely Holding Group Co., Ltd, a PRC limited liability company ("Geely Holding"). Geely Holding is controlled by Shufu Li ("Mr. Li"), a director, the founder, and chairman of the Issuer.
(2) Luckview is primarily engaged in investment holding. Information regarding each director and executive officer of Luckview is set forth on Schedule II of the Prior Statement. S. Luckview is wholly owned by Geely Auto. Mr. Li, Geely Holding and some other associates of Mr. Li may be deemed to beneficially own the subject shares reported in Item 4 below. They are separately filing a Schedule 13D (as amended) with the Securities and Exchange Commission in respect of their respective beneficial ownerships in the Shares.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and their respective directors and officers identified in Schedule I and Schedule II of the Prior Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and their respective directors and officers identified in Schedule I and Schedule II of the Prior Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(1) Cayman Islands.
(2) British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 14, 2024, Luckview entered into a sale and purchase agreement (the "ZEEKR Sale and Purchase Agreement") with Geely International (Hong Kong) Limited ("GIHK"), a wholly owned subsidiary of Geely Holding, pursuant to which GIHK agreed to sell, and Luckview agreed to buy, 300,000,000 Ordinary Shares (the "Sale Shares") for an aggregate consideration of US$806,100,000, or US$26.87 per ADS (reflecting the 15-day volume weighted average price per ADS on the New York Stock Exchange for the 15-trading day period ending on (and including) the last trading day immediately prior to the date of the ZEEKR Sale and Purchase Agreement) (such transaction, the "Acquisition of ZEEKR Shares"), subject to the terms and conditions set forth therein. The Acquisition of ZEEKR Shares was completed on December 31, 2024. The consideration of the Acquisition of ZEEKR Shares was funded by the internal cash reserve of Geely Auto and its subsidiaries.

The ZEEKR Sale and Purchase Agreement contains customary representations and warranties from each of GIHK (as seller) and Luckview (as buyer) and is subject to customary closing conditions for a transaction of this nature.

The description of the ZEEKR Sale and Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Luckview became a registered shareholder of the Issuer prior to the Issuer's initial public offering of ADSs in the United States (the "ZEEKR IPO") in May 2024. Immediately prior to the ZEEKR IPO, Luckview was the registered owner of 1,240,000,000 Ordinary Shares. In the ZEEKR IPO, Luckview subscribed for an additional 129,009,520 Ordinary Shares represented by 12,900,952 ADSs and disposed of 12,660 Ordinary Shares represented by 1,266 ADS on behalf of Geely Auto. The disposition was made to fulfill Geely Auto's assured entitlement obligation to minority shareholders under the Listing Rules of The Stock Exchange of Hong Kong.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

This Statement is being filed in connection with the Acquisition of ZEEKR Shares. On December 31, 2024, the date of completion of the Acquisition of ZEEKR Shares, Geely International (Hong Kong) Limited transferred 300,000,000 Ordinary Shares to Luckview Group Limited. Taking into account the Reporting Persons' existing beneficial ownership in the Issuer and the Sale Shares, the Reporting Persons have the power to control and/or dispose Shares representing approximately 66.6% of the total voting power in general shareholders meeting of the Issuer.

The purpose of the Acquisition of ZEEKR Shares is to further demonstrate support for the ZEEKR brand, simplify the Issuer's shareholder structure and enhance influence over the Issuer's strategic direction, thereby facilitating allocation of strategic resources and implementation of future plans, as well as strengthen equity control over the Issuer and help mitigate possible equity dilution in the future.

Additionally, as disclosed on the Form 6-K filed by the Issuer on November 14, 2024, on such date the Issuer entered into strategic integration transactions (the "Strategic Integration Transactions") with certain other entities controlled by Mr. Li, including LYNK & CO Automotive Technology Co., Ltd. ("LYNK & CO"), a Chinese-foreign joint venture in China for which Geely Auto has a 50% indirect ownership interest. Upon the consummation of the Strategic Integration Transactions, LYNK & CO will be owned indirectly as to 51% by the Issuer and 49% by Geely Auto, respectively. The consummation of the Strategic Integration Transactions is subject to a number of contingencies that are beyond the control of the contract parties, including the approval by the independent shareholders of Geely Auto in accordance with the Listing Rules of The Stock Exchange of Hong Kong.

The descriptions of the Reporting Persons' involvement in the Strategic Integration Transactions are qualified in their entirety by reference to Exhibits 99.3 and 99.4, which are incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Although Geely Auto is a listed company on The Hong Kong Stock Exchange and is managed separately from Mr. Li and his associates, the Reporting Persons, Mr. Li and his associates, and their respective affiliates may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act in respect of their respective interests in the Ordinary Shares (the "Geely Group"). The Geely Group may be deemed to beneficially own an aggregate of 1,950,996,860 Ordinary Shares, representing approximately 77.8% of the Shares issued and outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by other members of the Geely Group, to the extent such beneficial ownership would be attributable to the Reporting Persons.

The Acquisition of the ZEEKR Shares was completed on December 31, 2024, after Geely International (Hong Kong) Limited transferred 300,000,000 Ordinary Shares to Luckview Group Limited. Taking into account the Reporting Persons' existing holding in the Issuer and the Sale Shares, the Reporting Persons have the power to control and/or dispose Shares representing approximately 66.6% of the total voting power in general shareholders meeting of the Issuer.

The Reporting Persons note that releases and foreign regulatory filings of Geely Auto report their ownership percentage in the Issuer on a fully diluted basis, which results in percentages different from the amounts calculated in accordance with Rule 13d-3 under the Act. The ownership percentage of Geely Auto in those releases was computed based on a total of 2,657,346,254 Ordinary Shares, including the 150,000,000 Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement dated November 21, 2024. (https://www.sec.gov/Archives/edgar/data/1954042/000110465924121207/tm2428708d2_ex99-1.htm)

99.2 ZEEKR Sale and Purchase Agreement (https://www.sec.gov/Archives/edgar/data/1954042/000110465924121207/tm2428708d2_ex99-2.htm)

99.3 LYNK & CO Equity Transfer Agreement (https://www.sec.gov/Archives/edgar/data/1954042/000110465924121207/tm2428708d2_ex99-3.htm)

99.4 LYNK & CO Capital Injection Agreement (https://www.sec.gov/Archives/edgar/data/1954042/000110465924121207/tm2428708d2_ex99-4.htm)

## Signatures
- Geely Automobile Holdings Limited: /s/ Gui Sheng Yue, Gui Sheng Yue/CEO and executive director (01/02/2025)
- Luckview Group Limited: /s/ Gui Sheng Yue, Gui Sheng Yue/Director (01/02/2025)